SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ x ___   Form 40 F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No ___ x ___

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

Alcon, Inc. issued the following News Release on February 3, 2003.

For immediate release

**New SYSTANE™ Lubricant Eye Drops Delivers a First in Dry Eye Therapy-
The Proven Reduction of Both Symptoms *and* Signs**

Fort Worth, Texas - February 3, 2003 - Patients with dry eyes can now enjoy longer-lasting comfort and protection thanks to new **Systane** Lubricant Eye Drops. **Systane**, from Alcon (NYSE:ACL), is clinically proven to reduce <u>both</u> the clinical signs and the symptoms of dry eye - a benefit that should be welcome news to the more than 60 million Americans who suffer from the daily annoyance of dry eye.

In a clinical study, **Systane** improved clinical signs in just days, as is demonstrated by its impressive 51 percent reduction in corneal staining from baseline. When compared to the leading artificial tear, **Systane** delivered superior relief of morning dryness, evening dryness and foreign body sensation.

Behind this superior relief is the product's polymerizing protection that creates an ocular shield, allowing for epithelial repair in a healthy environment. With **Systane**, dry eye signs and symptoms improve over time. The result to patients: comfortable relief that lasts.

Systane is scheduled to ship to retailers by mid-February. Promotional/sales materials as well as samples will also be made available at that time to eye care professionals.

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information, see www.alconinc.com.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: product recalls or withdrawals may negatively impact our financial condition or results of operations; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to

publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

#

03FEB03

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Suzie DeMent(Public Relations)
817-551-4950
www.alconinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   February 4 , 2003   By   /s/ Guido Koller
                                                Name: Guido Koller
                                                Title: Senior Vice-president

Date   February 4 , 2003   By   /s/ Stefan Basler
                                                Name: Stefan Basler
                                                Title: Attorney-in-Fact